UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

GLOBALFOUNDRIES Inc.

Cayman Islands (Jurisdiction of incorporation or organization)	001-40974 (Commission File Number)	98-0604079 (IRS Employer Identification No.)
400 Stonebreak Road Extension, Malta, NY (Address of principal executive offices)		12020 (Zip code)

Saam Azar Chief Legal Officer and Corporate Secretary (518) 305-9013 (Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report for GLOBALFOUNDRIES Inc. (“GF” or the “Company”) for the year ended December 31, 2025 is filed as Exhibit 1.01 to this Form SD and is available on GF’s website at www.investors.gf.com.

Item 1.02 Exhibit

The Conflict Minerals Report as required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Attached hereto is the following exhibit:

1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

May 27, 2026	By:	/s/ Saam Azar
	Name:	Saam Azar
	Title:	Chief Legal Officer and Corporate Secretary